			EXHIBIT 12.1

Omeros Corporation
Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the three months ended		Year Ended December 31,
	2017	2016	2015	2014	2013	2012
	(in thousands)	(in thousands)
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(15,089)	$(66,745)	$(75,096)	$(73,673)	$(39,796)	$(38,444)
Add fixed charges	3,552	16,697	8,295	6,824	5,621	2,305
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—
Loss before fixed charges	$(11,537)	$(50,048)	$(66,801)	$(66,849)	$(34,175)	$(36,139)
Fixed Charges:
Interest expense	$2,473	$6,359	$2,709	$2,710	$1,865	$1,355
Amortization of debt expense and loss from extinguishment of debt	190	7,055	2,177	759	502	374
Estimate of interest expense within rental expense	889	3,283	3,409	3,355	3,254	576
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	$3,552	$16,697	$8,295	$6,824	$5,621	$2,305
Deficiency of earnings available to cover fixed charges	$(15,089)	$(66,745)	$(75,096)	$(73,673)	$(39,796)	$(38,444)